Exhibit 7.1

RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
	2002*	2001	2000*	1999	1998
	(In million EUR, except ratios)
Dutch Accounting Principles

Earnings:
Income before taxes	1,849	3,243	2,839	2,181	1,634
Add: fixed charges	3,410	3,752	3,285	2,214	2,329

	5,259	6,995	6,124	4,395	3,963

Fixed charges:
Interest	730	862	796	759	738
Interest on fixed annuities and GICs/ funding agreements	2,650	2,887	2,487	1,453	1,588
Dividend on preferred shares	30	3	2	2	3

	3,410	3,752	3,285	2,214	2,329
Ratio:	1.5	1.9	1.9	2.0	1.7
Ratio excluding interest on fixed annuities and GICs/funding agreements:	3.4	4.7	4.6	3.9	3.2

US GAAP[1]

Earnings:
Income from continuing operations before taxes	(841)	1,158	3,492	1,950	1,928
Add: fixed charges	3,649	4,271	4,128	2,528	2,329

	2,808	5,429	7,620	4,478	4,257

Fixed charges:
Interest	969	1,381	1,639	1,073	738
Interest on fixed annuities and GICs/ funding agreements	2,650	2,887	2,487	1,453	1,588
Dividend on preferred shares	30	3	2	2	3

	3,649	4,271	4,128	2,528	2,329

Ratio:	NM	1.3	1.8	1.8	1.8
Ratio excluding interest on fixed annuities and GICs/funding agreements:	NM	1.8	3.1	2.8	3.6
Deficiency	(841)

[1]	Prior periods have been adjusted for the consolidation of Transamerica Finance Corporation for US GAAP purposes.
*	Reflects restatement of certain US GAAP information described in Note 5.

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